 Exhibit 99.2
Consolidated Statements of Comprehensive Income
(unaudited)
	Three months ended March 31
($ millions)	2022	2021
Revenues and Other Income

Operating revenues, net of royalties (note 3)	13 487	8 679

Other income (loss) (note 4)	14	(43)
	13 501	8 636
Expenses

Purchases of crude oil and products	4 502	2 583

Operating, selling and general	3 088	2 900

Transportation and distribution	370	381

Depreciation, depletion, amortization and impairment	1 471	1 490

Exploration	39	8

Gain on disposal of assets	(2)	(8)

Financing expenses (note 6)	185	168
	9 653	7 522
Earnings before Income Taxes	3 848	1 114
Income Tax Expense (Recovery)

Current	976	284

Deferred	(77)	9
	899	293
Net Earnings	2 949	821
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(56)	(41)

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes (note 11)	392	656
Other Comprehensive Income	336	615
Total Comprehensive Income	3 285	1 436
Per Common Share (dollars) (note 7)

Net earnings – basic and diluted	2.06	0.54

Cash dividends	0.42	0.21
See accompanying notes to the condensed interim consolidated financial statements.
2022 First Quarter   Suncor Energy Inc.   47

Consolidated Balance Sheets
(unaudited)
($ millions)	March 31 2022	December 31 2021
Assets

Current assets

Cash and cash equivalents	2 599	2 205

Accounts receivable	5 986	4 534

Inventories	5 323	4 110

Income taxes receivable	181	128

Assets held for sale (note 12)	448	—
Total current assets	14 537	10 977

Property, plant and equipment, net	63 195	65 546

Exploration and evaluation	2 225	2 226

Other assets	1 486	1 307

Goodwill and other intangible assets	3 563	3 523

Deferred income taxes	61	160
Total assets	85 067	83 739
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	1 344	1 284

Current portion of long-term debt (note 6)	—	231

Current portion of long-term lease liabilities	309	310

Accounts payable and accrued liabilities	8 576	6 503

Current portion of provisions	871	779

Income taxes payable	1 183	1 292

Liabilities associated with assets held for sale (note 12)	65	—
Total current liabilities	12 348	10 399

Long-term debt (note 6)	13 861	13 989

Long-term lease liabilities	2 506	2 540

Other long-term liabilities (note 11)	1 663	2 180

Provisions (note 10)	7 210	8 776

Deferred income taxes	9 205	9 241

Equity	38 274	36 614
Total liabilities and shareholders’ equity	85 067	83 739
See accompanying notes to the condensed interim consolidated financial statements.
48   2022 First Quarter   Suncor Energy Inc.

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended March 31
($ millions)	2022	2021
Operating Activities

Net Earnings	2 949	821

Adjustments for:

Depreciation, depletion, amortization and impairment	1 471	1 490

Deferred income tax (recovery) expense	(77)	9

Accretion (note 6)	78	74

Unrealized foreign exchange gain on U.S. dollar denominated debt (note 6)	(146)	(196)

Change in fair value of financial instruments and trading inventory	(74)	(103)

Gain on disposal of assets	(2)	(8)

Share-based compensation	56	(2)

Settlement of decommissioning and restoration liabilities	(91)	(70)

Other	(70)	95

(Increase) decrease in non-cash working capital	(1 022)	235
Cash flow provided by operating activities	3 072	2 345
Investing Activities

Capital and exploration expenditures	(1 011)	(803)

Capital expenditures on assets held for sale	(19)	—

Proceeds from disposal of assets	2	8

Other investments and acquisitions	(14)	(7)

Increase in non-cash working capital	(31)	(34)
Cash flow used in investing activities	(1 073)	(836)
Financing Activities

Net increase (decrease) in short-term debt	71	(1 271)

Repayment of long-term debt (note 6)	(233)	(1 050)

Issuance of long-term debt (note 6)	—	1 423

Lease liability payments	(84)	(88)

Issuance of common shares under share option plans	79	—

Repurchase of common shares (note 8)	(827)	(318)

Distributions relating to non-controlling interest	(2)	(2)

Dividends paid on common shares	(601)	(319)
Cash flow used in financing activities	(1 597)	(1 625)
Increase (Decrease) in Cash and Cash Equivalents	402	(116)

Effect of foreign exchange on cash and cash equivalents	(8)	(7)

Cash and cash equivalents at beginning of period	2 205	1 885
Cash and Cash Equivalents at End of Period	2 599	1 762
Supplementary Cash Flow Information

Interest paid	141	139

Income taxes paid	1 092	148
See accompanying notes to the condensed interim consolidated financial statements.
2022 First Quarter   Suncor Energy Inc.   49

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151
Net earnings	—	—	—	821	821	—

Foreign currency translation adjustment	—	—	(41)	—	(41)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $207	—	—	—	656	656	—
Total comprehensive (loss) income	—	—	(41)	1 477	1 436	—

Repurchase of common shares for cancellation (note 8)	(199)	—	—	(119)	(318)	(12 055)

Change in liability for share repurchase commitment	(151)	—	—	(89)	(240)	—

Share-based compensation	—	9	—	—	9	—

Dividends paid on common shares	—	—	—	(319)	(319)	—
At March 31, 2021	24 794	600	836	10 095	36 325	1 513 096
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	2 949	2 949	—

Foreign currency translation adjustment	—	—	(56)	—	(56)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $123 (note 11)	—	—	—	392	392	—
Total comprehensive (loss) income	—	—	(56)	3 341	3 285	—

Issued under share option plans	91	(11)	—	—	80	2 612

Repurchase of common shares for cancellation (note 8)	(358)	—	—	(469)	(827)	(21 698)

Change in liability for share repurchase commitment	(89)	—	—	(196)	(285)	—

Share-based compensation	—	8	—	—	8	—

Dividends paid on common shares	—	—	—	(601)	(601)	—
At March 31, 2022	23 294	609	758	13 613	38 274	1 422 165
See accompanying notes to the condensed interim consolidated financial statements.
50   2022 First Quarter   Suncor Energy Inc.

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2021.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2021.
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and may continue to have significant disruption to business operations and a significant increase in economic uncertainty, with fluctuating demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic volatility have been considered in management’s estimates, and assumptions at period-end have been reflected in our results with any significant changes described in the relevant notes to the company’s unaudited interim Consolidated Financial Statements for the three months ended March 31, 2022.
The COVID-19 pandemic is an evolving situation that is expected to continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income, consolidated balance sheets and consolidated statements of cash flows in fiscal 2022.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
2022 First Quarter   Suncor Energy Inc.   51

Notes to the Consolidated Financial Statements
3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation. Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings and comparative periods have been restated to reflect this change.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues	5 772	3 295	1 015	590	7 823	4 990	9	6	14 619	8 881

Intersegment revenues	1 698	1 056	—	—	32	23	(1 730)	(1 079)	—	—

Less: Royalties	(985)	(158)	(147)	(44)	—	—	—	—	(1 132)	(202)
Operating revenues, net of royalties	6 485	4 193	868	546	7 855	5 013	(1 721)	(1 073)	13 487	8 679

Other income (loss)	7	(2)	68	(1)	(110)	(45)	49	5	14	(43)
	6 492	4 191	936	545	7 745	4 968	(1 672)	(1 068)	13 501	8 636
Expenses

Purchases of crude oil and products	453	250	—	—	5 482	3 275	(1 433)	(942)	4 502	2 583

Operating, selling and general	2 212	1 973	108	110	559	479	209	338	3 088	2 900

Transportation and distribution	293	276	23	52	63	63	(9)	(10)	370	381

Depreciation, depletion, amortization and impairment	1 105	1 158	129	102	212	209	25	21	1 471	1 490

Exploration	31	2	8	6	—	—	—	—	39	8

Gain on disposal of assets	(2)	—	—	—	—	(8)	—	—	(2)	(8)

Financing expenses	91	87	23	17	12	16	59	48	185	168
	4 183	3 746	291	287	6 328	4 034	(1 149)	(545)	9 653	7 522
Earnings (Loss) before Income Taxes	2 309	445	645	258	1 417	934	(523)	(523)	3 848	1 114

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	976	284

Deferred	—	—	—	—	—	—	—	—	(77)	9
	—	—	—	—	—	—	—	—	899	293
Net Earnings	—	—	—	—	—	—	—	—	2 949	821
Capital and Exploration Expenditures(1)	668	539	83	69	132	120	128	75	1 011	803

(1)
Excludes capital expenditures related to assets held for sale of  $19 million in the first quarter of 2022.

52   2022 First Quarter   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:
Three months ended March 31	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	5 688	—	5 688	3 347	—	3 347

Bitumen	1 782	—	1 782	1 004	—	1 004
	7 470	—	7 470	4 351	—	4 351
Exploration and Production

Crude oil and natural gas liquids	563	443	1 006	386	202	588

Natural gas	—	9	9	—	2	2
	563	452	1 015	386	204	590
Refining and Marketing

Gasoline	3 033	—	3 033	2 051	—	2 051

Distillate	3 845	—	3 845	2 287	—	2 287

Other	977	—	977	675	—	675
	7 855	—	7 855	5 013	—	5 013
Corporate and Eliminations
	(1 721)	—	(1 721)	(1 073)	—	(1 073)
Total Revenue from Contracts with Customers	14 167	452	14 619	8 677	204	8 881
4. Other Income (Loss)
Other income (loss) consists of the following:
	Three months ended March 31
($ millions)	2022	2021
Energy trading activities

Gains recognized in earnings	4	11

Gains (losses) on inventory valuation	21	(21)

Commodity risk management	(118)	(66)

Investment and interest income	32	23

Other(1)	75	10
	14	(43)

(1)
Three months ended March 31, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment, and an unrealized gain on an equity investment, within the Corporate segment.

2022 First Quarter   Suncor Energy Inc.   53

Notes to the Consolidated Financial Statements
5. Share-Based Compensation
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended March 31
($ millions)	2022	2021
Equity-settled plans	8	9

Cash-settled plans	198	102
	206	111
6. Financing Expenses
	Three months ended March 31
($ millions)	2022	2021
Interest on debt	195	210

Interest on lease liabilities	39	41

Capitalized interest	(37)	(31)
Interest expense	197	220

Interest on partnership liability	13	13

Interest on pension and other post-retirement benefits	10	15

Accretion	78	74

Foreign exchange gain on U.S. dollar denominated debt	(146)	(196)

Operational foreign exchange and other	33	42
	185	168
During the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
7. Earnings per Common Share
	Three months ended March 31
($ millions)	2022	2021
Net earnings	2 949	821
(millions of common shares)
Weighted average number of common shares	1 433	1 522

Dilutive securities:

Effect of share options	2	—
Weighted average number of diluted common shares	1 435	1 522
(dollars per common share)
Basic and diluted earnings per share	2.06	0.54
54   2022 First Quarter   Suncor Energy Inc.

8. Normal Course Issuer Bid
During the first quarter of 2022, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof.
During the first quarter of 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 14.6 million under the 2022 renewed NCIB at an average price of  $38.12 per share, for a total repurchase cost of  $827 million.
Subsequent to the first quarter of 2022, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB have been amended.
The following table summarizes the share repurchase activities during the period:
	Three months ended March 31
($ millions, except as noted)	2022	2021
Share repurchase activities (thousands of common shares)

Shares repurchased	21 698	12 055
Amounts charged to:

Share capital	358	199

Retained earnings	469	119
Share repurchase cost	827	318
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	March 31 2022	December 31 2021
Amounts charged to:

Share capital	209	120

Retained earnings	306	110
Liability for share purchase commitment	515	230
2022 First Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
9. Financial Instruments
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2021	(98)

Cash settlements – paid during the year	166

Changes in fair value recognized in earnings during the year	(114)
Fair value outstanding at March 31, 2022	(46)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2022, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at March 31, 2022:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	101	81	—	182

Accounts payable	(160)	(68)	—	(228)
	(59)	13	—	(46)
During the first quarter of 2022, there were no transfers between Level 1 and Level 2 fair value measurements.
A substantial portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor’s customers are large and established downstream companies with investment grade credit ratings.
Non-Derivative Financial Instruments
At March 31, 2022, the carrying value of fixed-term debt accounted for under amortized cost was $13.9 billion (December 31, 2021 – $14.2 billion) and the fair value was $15.5 billion (December 31, 2021 – $17.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
56   2022 First Quarter   Suncor Energy Inc.

10. Provisions
Suncor’s decommissioning and restoration provision decreased by $1.5 billion for the three months ended March 31, 2022. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 4.70% (December 31, 2021 – 3.70%).
11. Pensions and Other Post-Retirement Benefits
For the three months ended March 31, 2022, the actuarial gain on employee retirement benefit plans was $392 million (net of taxes of  $123 million), mainly due to an increase in the discount rate to 3.80% (December 31, 2021 – 2.90%).
12. Assets Held For Sale
During the first quarter of 2022, the company reclassified the assets and liabilities related to its Norway operations as assets held for sale, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Venture. Suncor commenced a sale process for the Norway operations with an expected close later this year. The Norway assets are reported within the Exploration and Production segment.
The table below details the assets and liabilities held for sale as at March 31, 2022:
March 31
($ millions)	2022
Assets

Current assets	6

Property, plant and equipment, net	414

Deferred income taxes	28
Total Assets	448
Liabilities

Current liabilities	(30)

Provisions	(35)
Total Liabilities	(65)
Net Assets	383
13. Subsequent Events
Subsequent to March 31, 2022, the company announced its plans to divest its wind and solar assets including its interests in wind farms located in Alberta and Ontario, with the Forty Mile Wind and Solar Power Project currently under construction and expected to be completed and operational in 2022. Suncor has commenced a sale process for these assets and expects a sale to close within the next twelve months. The renewable energy business is reported within the Corporate segment.
On May 9, 2022, Suncor’s Board of Directors approved an increase in the company’s quarterly dividend to $0.47 per common share from $0.42 per common share.
2022 First Quarter   Suncor Energy Inc.   57